NR08-12	May 13, 2008

ITH Outlines Large Geophysical Anomalies Associated with
High Copper-Gold-Silver Mineralization on BMP Project, Alaska

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the results from a recent high resolution airborne magnetic and EM survey completed over key mineralized areas of the Company’s BMP project, Alaska.  In the spring of 2008, Fugro, the Company’s contractor, completed an airborne magnetic and electromagnetic survey of the core target area covering an area of 30 square kilometres in two blocks with a nominal line spacing of 50 metres.  The results have outlined several large geophysical anomalies spatially associated with the outcropping polymetallic (copper-gold-silver) skarn deposits that were discovered in 2007 (Figure 1).

The largest anomaly is associated with the 6120 target area and covers approximately 1 square kilometre forming at an important structural intersection on the south side of the core intrusive.  Twenty rock samples collected from a 150 metre diameter area of outcropping skarn at the 6120 target averaged 2.3% copper, 3.4 g/t gold, 33 g/t silver, 0.16% nickel and 0.07% cobalt (Figure 2).  In addition, similar skarn type mineralization was found 2 kilometres to the north at the 6920 prospect.

The Dall and Little Bird prospects, located on the northern target block (approximately 5 kilometres north), also appear to be associated with skarn and distal skarn type mineral systems.  The Dall target was drilled by Anaconda Mining Company in the 1980’s with two diamond drill holes, each of which intersected very significant high-grade mineralization (4.0% copper, 11.8 oz (370 g/t) silver, 1.0% zinc and 0.3% lead over a true thickness of 3.5 metres and 0.9% copper, 6.0% zinc, 5.7oz (177 g/t) silver and 1.0% lead over a true thickness of 5.5 metres).  The size and dynamic range of the anomalies suggest that they are related to a large base and precious metal bearing hydrothermal system which warrants aggressive follow-up exploration.

BMP Project Summary

The BMP property is located approximately 40 kilometres north of the Company’s Terra project.  The property covers approximately 13,193 hectares and is comprised of 108 Alaska State mining claims staked in October 2006 and owned 100% by the Company (approximately 6,993 hectares) and approximately 6,200 hectares of fee simple lands held under the exploration agreement with option to lease from Cook Inlet Region, Inc. (an Alaska Native Corporation) (See NR08-07).

The property is underlain by Paleozoic sediments which have been intruded by dikes and plugs of early Tertiary age.  Exploration by the Company in 2007 confirmed a number of mineralized zones with numerous high-grade copper, silver, zinc and gold values being returned.  This work linked much of the mineralization to a prolific skarn-type mineralizing environment and highlighted the potential of the belt.  At the 6120 and 6920 prospects calcareous horizons have been extensively replaced by skarn mineralization, including massive pyrrhotite with chalcopyrite and sphalerite.  High gold values are present at both of these prospects with grades of several grams in specific samples.  Both prospects occur on the flank of a Tertiary intrusive body.  The focus of the Company’s 2008 BMP program is to define drill targets to test the size and continuity of these large skarn systems.

Figure : BMP Project showing area covered by recent geophysical surveys.
Principal prospects are named.

Figure : Magnetic map of the area around the 6120 and 6920 Prospects.

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation and/or review of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of ITH.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.